Media Release 8 August 2023

Exhibit 99.3
James Hardie Industries Announces First Quarter
Fiscal Year 2024 Results
Adjusted Net Income of US$174.5 Million
Operating Cash Flow of US$252.3 Million
Q2 Adjusted Net Income Guidance of US$170 million to US$190 million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced results for its first quarter ending 30 June 2023.
First Quarter Fiscal Year 2024 Highlights, Compared to First Quarter Fiscal Year 2023, as applicable:
•Global Net Sales of US$954.3 million
•Record Global Adjusted EBITDA of US$279.1 Million, with an Adjusted EBITDA margin of 29.2%
•Record Global Adjusted EBIT of US$234.2 Million, with an Adjusted EBIT margin of 24.5%
•Adjusted Net Income of US$174.5 million, up 13%
•Adjusted Diluted EPS of US$0.39 per share, up 14%
•Operating Cash Flow increased 64% to US$252.3 million
Speaking to the results, James Hardie CEO Aaron Erter said, “Our team’s focus remains simple: working safely, partnering with our customers, managing decisively, and controlling what we can control. This focus has enabled us to start the year strong, delivering our best ever first quarter results for both Adjusted Net Income and Operating Cash Flow.”
Mr. Erter continued, “I believe our last two quarterly results are proof points that we are accelerating through this cycle. We have a superior value proposition with the right products and solutions that help our customers grow profitably. Our team is focused on maintaining our momentum to deliver strong financial results again in the second quarter as highlighted by our guidance range provided today. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”

Media Release: James Hardie - First Quarter Ended 30 June 2023	1

Media Release 8 August 2023

First Quarter Segment Results
First Quarter Fiscal Year 2024 Results Compared to First Quarter Fiscal Year 2023 Results
North America Fiber Cement Segment
Net Sales declined 6% to US$694.8 million, on strong average net sales price (ASP) growth of +3%, more than offset by a decline in volumes of 9%. Volume of 747.8 million standard feet was ahead of May guidance of 680 million to 710 million standard feet. Stronger than expected volumes were due to profitable share gain and better than expected market conditions. The strong top line result, combined with significantly lower freight resulted in EBIT increasing 13% to a record US$217.6 million. EBIT margin expanded 540 basis points to a record 31.3%.
Asia Pacific Fiber Cement Segment
Net sales increased 5% to a record A$209.7 million. ASP growth of +12%, was partially offset by an 8% decline in volumes, primarily in our New Zealand business. The record top line result, combined with lower SG&A investments and relatively flat cost of goods sold per unit, led to EBIT increasing 35% to a record A$69.5 million. EBIT margin expanded by 750 basis points to 33.1%, also a record.
Europe Building Products Segment
Net Sales decreased 1% to €109.7 million. ASP growth of +23% was offset by a 18% decline in volumes, driven by the slowdown in the housing markets we participate in. EBIT of €10.8 million was down 5%, at an EBIT margin of 9.8%, which was a significant improvement sequentially.
Capital Resources
Operating cash flow increased 64% to US$252.3 million in the first quarter of fiscal year 2024, driven by strong results in all three regions and significant improvement in working capital. Working capital improved by US$51.8 million primarily due to lower inventory and higher accounts payable.
James Hardie Chief Financial Officer, Jason Miele, stated, “We continue to maintain a strong liquidity position, with our leverage ratio at 0.85x and US$580.7 million of liquidity. We improved our liquidity position by US$104.9 million since 31 March 2023, while also executing the next tranche of our share buyback program. We expect our continued robust operating cash flows will ensure we maintain this strong liquidity position. Our capital allocation framework remains unchanged and matches who we are, a growth company. The number one and primary focus of our capital allocation framework is to invest in organic growth."
Commenting on capital expenditures, Mr. Miele stated “Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. In Q1 FY24, total capital expenditures were US$125.6 million. Despite the changing market conditions, we remain committed to investing in capacity expansion, but we will continuously adjust, such that we remain flexible and agile to respond as demand increases coming out of this cycle.”
Since the commencement of our share buyback program in November 2022, we have bought back 5.8 million shares for total consideration of US$127.4 million.
Sustainability
Speaking on ESG, Mr. Erter said, “We plan to release our fiscal year 2023 Sustainability Report on 10 August. Sustainability is a never-ending journey for us. We continue to identify and develop solutions that do right by our planet, our people and the communities where we operate. We have increased our ESG commitments, with even larger ambitions across the company while putting roadmaps in place to get us there and hold ourselves accountable. While this is just the beginning, we are all ready to do our part in building a better future for all.”

Media Release: James Hardie - First Quarter Ended 30 June 2023	2

Media Release 8 August 2023

Outlook and Earnings Guidance
The outlook for the housing markets we participate in globally continues to remain uncertain. In our largest market, North America, the external data providers we utilize expect our addressable market to decrease between 5% and 18% in calendar year 2023 versus calendar year 2022.
Guidance for the second quarter of fiscal year 2024; we expect:
•Adjusted Net Income to be in the range of US$170 million to US$190 million
•North American volumes to be in the range of 740 million to 770 million standard feet
•North American EBIT margin to be in the range of 30% to 32%
For the full year FY24, we expect to spend a total of approximately US$550 million in capital expenditures.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

Media Release: James Hardie - First Quarter Ended 30 June 2023	3

Media Release 8 August 2023

Key Financial Information

	Q1 FY24	Q1 FY23	Change

Group (US$ millions)
Net Sales	954.3	1,000.9	(5)%
Adjusted EBITDA	279.1	248.9	12%
Adjusted EBITDA Margin (%)	29.2	24.9	4.3 pts
Adjusted EBIT	234.2	208.4	12%
Adjusted EBIT Margin (%)	24.5	20.8	3.7 pts
Adjusted Net Income	174.5	154.3	13%
Adjusted Diluted EPS - US$ per share	0.39	0.35	14%
Operating Cash Flow	252.3	153.6	64%

North America Fiber Cement (US$ millions)
Net Sales	694.8	740.1	(6%)
EBIT	217.6	191.8	13%
EBIT Margin (%)	31.3	25.9	5.4 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	209.7	200.1	5%
EBIT	69.5	51.3	35%
EBIT Margin (%)	33.1	25.6	7.5 pts

Europe Building Products (€ millions)
Net Sales	109.7	110.8	(1%)
EBIT	10.8	11.4	(5%)
EBIT Margin (%)	9.8	10.3	-0.5 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the first quarter ended 30 June 2023 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Media Release: James Hardie - First Quarter Ended 30 June 2023	4

Media Release 8 August 2023

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday, 8 August 2023, 8:30am Sydney, Australia time (Monday, 7 August 2023, 6:30pm New York City, US Eastern time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10032004-gh81q3.html
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/fj9mx3qd
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au/financial-information/financial-results.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2023.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2023.

Media Release: James Hardie - First Quarter Ended 30 June 2023	5

Media Release 8 August 2023

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Media Release: James Hardie - First Quarter Ended 30 June 2023	6